UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Notice of Annual and Extraordinary General Stockholders’ Meeting

2.	Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General Stockholders’ Meeting

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

Call to Annual and Extraordinary General Stockholders’ Meeting on first call, to be held on April 29th, 2014, at 3 pm, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of the persons in charge of approving and signing the Minutes.

2)	Consideration of the documents prescribed by Section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Buenos Aires Stock Exchange, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2013.

3)	Consideration of the non-appropriated profit amount as of December 31, 2013 of AR$ 1,720 million. The Board of Directors’ proposal consists of attributing AR$ 1,720 million to “Voluntary Reserve for the Future Distribution of Dividends”. Board of Directors’ authorization to deduct and distribute the “Voluntary Reserve for the Future Distribution of Dividends”.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee since April 26, 2013 until the date of this Stockholders’ Meeting.

5)	Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2013, from April 26, 2013 until de date of this Stockholders’ Meeting. Proposal of payment of a total amount of AR$ 4,070,769, which is within the 5% limit set forth by Section 261 of Law 19, 550 with respect to the “calculated profits” for such fiscal year and constitutes 0.24% of the “calculated profit” determined in accordance with Section 3, Part I, Chapter III, Title II –Issuers– of the Rules of the CNV (N.T. 2013).

6)	Authorization to the Board of Directors to make advance payments of fees payable up to AR$ 3,180,000.- to those directors who shall perform their duties during Fiscal Year 2014 (from the date of this Stockholders’ Meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.

7)	Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2013, from April 26, 2013 until the date of this Stockholders Meeting. Proposal of payment of an aggregate amount of AR$ 706,154.

8)	Authorization to make advance payments of fees payable up to AR$ 691,000 to those Supervisory Committee members who shall perform their duties during Fiscal Year 2014 (from the date of this Stockholders’ Meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.

9)	Determination of the number of regular and alternate members of the Board of Directors to serve from the date of this Stockholders’ Meeting and for three fiscal years.

10)	Consideration of the appointment of two alternate directors by the Supervisory Committee.

11)	Election by the holders of common stock of the regular and alternate members of the Board of Directors to serve from the date of this Stockholders’ Meeting and for three fiscal years.

12)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2014.

13)	Determination of the compensation to the external auditors for the financial statements corresponding to Fiscal Year 2013.

14)	Appointment of external auditors for financial statements for Fiscal Year 2014 and determination of their compensation.

15)	Consideration of the Audit Committee budget for Fiscal Year 2014.

THE BOARD

NOTE I: To attend the stockholders’ meeting, shareholders shall notify us of their attendance no less than three business days before the stockholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. The deadline is April 23, 2014, at 5.00 p.m. The address where the stockholders’ meeting will be held is not the Company’s headquarters.

NOTE II: If the Stockholders Meeting approves the creation of voluntary reserves exceeding an amount equal to the capital stock plus the legal reserve, Item 3 of the Agenda shall be considered pursuant to the rules applicable to extraordinary stockholders’ meetings (Sections 70 and 244 of Law 19,550) and shall be approved in accordance with the majority required by the last paragraph of Section 244 of said Law. The remaining items shall be considered pursuant to the rules applicable to ordinary stockholders’ meetings.

NOTE III: Upon registration to participate in the Stockholders’ Meeting and upon effective attendance, the details of each holder of record of the shares and its representative set forth in Section 22, Chapter II, Title II of the Rules of the CNV (N.T. 2013) shall be disclosed. Companies organized abroad and trusts and similar entities shall disclose the information and submit the documentation set forth in Sections 24, 25 and 26 of Chapter II, Title II of the Rules of the CNV (N.T. 2013).

NOTE IV: Any persons attending the Shareholders Meetings as custodians or managers of third parties’ shares are required to comply with the requirements of Section 9, Chapter II, Title II of the Rules of the CNV (N.T. 2013), so as to be eligible to cast a dissenting vote.

NOTE V: Printed copies of the documentation to be analyzed at the Stockholders’ Meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

NOTE VI: It is hereby requested that stockholders arrive at least 15 minutes before the beginning of the Stockholders’ Meeting, for purposes of submitting their proxies and executing the Attendance Registry.

Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General Stockholders’ Meeting (the “Meeting”).

First Item: The Board of Directors proposes that the Meeting appoint the shareholder having registered the highest number of shares to participate in the Meeting and the persons to be appointed by the President, to approve and sign the minutes thereof.

Second Item: The Board of Directors proposes that the Meeting approves all documents for Fiscal Year 2013 (Annual Report –including the Report on Level of Compliance of CNV’s Corporate Governance Code, attached thereto as Schedule I-, Supplementary Financial Information, Report pursuant to Section 12, Chapter III, Title IV of the Rules of the CNV (N.T. 2013) and by Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee and all other documents for the fiscal year, including the documents in the English language required by the Securities and Exchange Commission) in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

Third Item: In connection with the non-appropriated profit as of December 31, 2013 of AR$ 1,720 million, and considering that the Company’s source of liquidity are the dividends that may be paid by Telecom Argentina S.A. and that the time and amount of payment of such dividends is not defined yet by such Company’s Stockholders’ Meeting, the Board proposes to attribute such non-appropriated profit as follows:

AR$ Millions
Non-appropriated profit as of December 31, 2013	1,720
To Voluntary Reserve for the Future Distribution of Dividends	(1,720)

To next fiscal year	—

In addition, the Board proposes to the Stockholders’ Meeting that the Company’s Board be authorized to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s economic-financial conditions and future liquidity, as well as the use of the deducted amounts to pay the cash dividends.

Fourth Item: No proposal is made in connection with this Item. The performance of the Board of Directors and of the Supervisory Committee who have served since April 26, 2013 until the date of the Meeting is subject to consideration at the Meeting.

Fifth Item: It is proposed that compensation be approved for services rendered by the Board of Directors during Fiscal Year 2013, from April 26, 2013 until the date of this Stockholders’ Meeting, in an aggregate amount of AR$ 4,070,769, to be paid to the Board’s members in the manner to be decided by the Board, against which all advance payments received by the directors during Fiscal Year 2013 and until the date of the Meeting will be accounted.

Sixth Item: It is proposed that the Meeting authorize the Board of Directors to make advances of up to an aggregate amount of AR$ 3,180,000 to all Board’s members serving during Fiscal Year 2014, subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered. It is also proposed that the Board be authorized to increase said amount in case of inflation.

Seventh Item: It is proposed that compensation in an aggregate amount of AR$ 706,154 be approved for the Supervisory Committee for services rendered during Fiscal Year 2013, authorizing the Supervisory Committee to distribute such amount in the manner to be decided by it, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2013 and until the date of the Meeting will be accounted.

Eighth Item: It is proposed that the Meeting authorize the Board of Directors to make advances of up to AR$ 691,900 to the members of the Supervisory Committee to be appointed for the twentieth-sixth fiscal year, subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered, and authorize the Board to increase said amount in case of inflation.

Ninth Item: It is proposed that the number of regular members of the Board of Directors be seven and the number of alternate members be seven, to serve from the date of this Stockholders’ Meeting and for three fiscal years.

Tenth Item: It is proposed that the Meeting approves the appointment of Messrs. Diego María Redonnet and Daniel Cristian Falck as alternate directors, which took place on July 29, 2013 by the Company’s Supervisory Committee, pursuant to Section 258, 2nd paragraph of the Law of Business Companies (as a result of the vacancies created by the resignations previously submitted by Ms. María Paola Martinuzzi and Mr. Pedro Eugenio Aramburu), taking note that the term of such directors finishes on the date of this Meeting which approves the financial statements of Fiscal Year 2013.

Eleventh Item: The Board of Directors unanimously refrains from making a proposal. The Board reminds those shareholders proposing candidates for the Board that they must inform at the Meeting whether each candidate is “independent” or “non-independent” pursuant to the parameters of the CNV and the New York Stock Exchange (NYSE).

Twelveth Item: The Board of Directors refrains from making a proposal on the candidates to be appointed as regular members and alternate members of the Supervisory Committee. The Board reminds those shareholders proposing candidates for the Supervisory Committee that they must inform at the Meeting whether each candidate is “independent”. It reminds them that Section 79 of Law No. 26,831 provides that: “In companies authorized to make the public offering of shares or debt securities, all members of the Supervisory Committee must be independent”.

Thirteenth Item: It is proposed that the Meeting approves the fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2013, in the amount of AR$ 280,720 (VAT included).

Fourteenth Item: The Board of Directors proposes the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2014. It is also proposed that the external auditors’ fees be determined by the stockholders’ meeting during which financial documents for Fiscal Year 2014 will be considered, and that the Meeting authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. If this proposal is approved, Mr. Carlos Alberto Pace would serve as certifying accountant and Mr. Mario Ángel Julio would serve as his alternate.

Fifteenth Item: In accordance with the assessment made by the Audit Committee, it is proposed that the Fiscal Year 2014 budget for the Audit Committee in an amount of AR$50,000 be approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 19, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations